

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2015

<u>Via E-mail</u>
Kelly J. Stopher
Interim President and Chief Executive Officer
JayHawk Energy, Inc.
611 E. Sherman Avenue
Coeur d'Alene, ID 83814

      Re: JayHawk Energy, Inc.
               Form 10-K for Fiscal Year Ended September 30, 2014
               Filed January 13, 2015
               File No. 000-53311

Dear Mr. Stopher:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/H. Roger Schwall

                        H. Roger Schwall
                        Assistant Director